SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

18 December, 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 18 December, 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                    Protherics PLC

                    Notification of Directors' Interests

London, UK; Brentwood, TN; 18 December 2006 Protherics PLC (the "Company"),
the international biopharmaceutical company focused on critical care and cancer, announces that, on 15 December 2006, options over 2p ordinary shares in the
Company were granted to the following directors under the terms of the
Protherics PLC Long Term Incentive Plan:

Name                               Number of Options
                                   Granted

Andrew J Heath                     215,304
Barry M Riley                      119,322
James C Christie                   118,644

The options are exercisable between the third and tenth anniversary of the date of grant at a price of 2p per share, subject to the achievement of performance conditions.

Following the above grant of options, the above directors hold options over the following number of shares:

Andrew J Heath                     3,621,900
Barry M Riley                      1,456,227
James C Christie                   1,253,698

The current issued ordinary share capital of the Company is 261,489,793 shares.

                                   |  Ends  |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs               +44 (0) 7919  480510
Julie Vickers, Company Secretary                          +44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, David Yates                           +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                   +1 212 850 5600

Or visit  www.protherics.com

END